Exhibit 99.1

AMENDMENT NO. 12 TO THE MANAGEMENT AGREEMENT

This AMENDMENT NO. 12 TO THE MANAGEMENT AGREEMENT (the “Amendment”), dated as 20 February 2024, is made by and between Navios Maritime Partners L.P., a Marshall Islands limited partnership (“NMLP”) and Navios ShipManagement Inc., a Marshall Islands corporation (“NSM”, and together with NMLP, the “Parties”) and amends the Management Agreement (the “Management Agreement”) entered into among the Parties on November 16, 2007 as amended and supplemented from time to time (together, with the Management Agreement, the “Agreement”). Capitalized terms used and not otherwise defined in this Amendment shall have the meanings given them in the Agreement.

WITNESSETH:

WHEREAS, the Parties desire to amend the Agreement.

NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree as follows:

1.	In Section 1, Definitions, the following definition shall be added:

“Specialized Owned Vessel”: means a self-unloading transhipper dry bulk vessel.

2.	In Schedule “B” the following paragraph shall be added:

In consideration for the provision of the Services listed in Schedule “A” by NSM to NMLP, NMLP for each Specialized Owned Vessel shall:

•	pay NSM for the actual costs and expenses incurred by NSM in the manner provided in this Schedule and

•	pay an additional daily management fee ofUS$550.

3.	Full Force and Effect. Except as modified by this Amendment, all other terms and conditions in the Agreement shall remain in full force and effect.

4.

Effect. Unless the context otherwise requires, the Agreement, as amended, and this Amendment shall be read together and shall have effect as if the provisions of the Agreement, as amended, and this Amendment were contained in one agreement. After the effective date of this Amendment, all references in the Agreement to “this Agreement,” “hereto,” ‘‘hereof,” “hereunder” or words of like import referring to the Agreement shall mean the Agreement, as amended, as further modified by this Amendment.

5.	Counterparts. This Amendment may be executed in separate counterparts, all of which taken together shall constitute a single instrument.

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IN WITNESS WHEREOF, the parties hereto have executed this Amendment effective as of the day and year first written above.

NAVIOS MARITIME PARTNERS L.P.

/s/ Erifyli Tsironi
By: Erifyli Tsironi
Title: Chief Financial Officer

NAVIOS SHIPMANAGEMENT INC.

/s/ George Achniotis
By: George Achniotis
Title: President/Director